October 28, 2011

VIA EDGAR FILING

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn:  Jennifer Thompson, Accounting Branch Chief

Re:          Mojo Ventures, Inc.
September 28, 2011
Form 10-K for the fiscal year ended September 30, 2010
Filed December 27, 2010
Form 8-K filed May 18, 2011
Form 10-Q for the fiscal quarter ended June 30, 2011
Filed August 15, 2011 as amended
File No. 333-148190

Dear Ms. Thompson:

On behalf of our client, Mojo Ventures, Inc. (the “Company”) and further to my letter to you dated October 18, 2011, I hereby inform you of the following:

1.
On October 27, 2011, the Company published a press release in which it announced that it named Glenn Simpson as Chief Executive Officer and President effective immediately, following completion of its recently announced corporate restructuring which included the resignation of the Company’s former CEO and President, Peter Scalise III.  Mr. Simpson was also appointed a director and, following completion of the restructuring, he is currently the sole officer and director of the Company.

2.
In the restructuring, which will be more fully described in a current report on Form 8-K to be filed with the Commission within the next four business days, the Company split off certain of its products in development to the former stockholders of the Company’s operating subsidiary, Specialty Beverage and Supplement, Inc.

3.
Because of this restructuring, Mr. Simspon will need additional time to review the financial statements of the Company to be in a position to complete the Company’s response to the Commission’s comment letter to the Company dated September 28, 2011 (the “Letter”) relating to the above referenced Company filings.  Mr. Simpson has indicated to us that he intends to decide by early next week whether the Company will appoint a new auditor in the immediate future.

4.	On behalf of the Company, we represent that the Company intends to use its best efforts to complete its response to the Letter at the earliest possible date.

If you have any questions, please contact me at 212-400-6900.  Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:           Yong Kim, Staff Accountant
Lisa Sellars, Staff Accountant
Securities and Exchange Commission

Glenn Simpson, Chief Executive Officer, Mojo Ventures, Inc.